Margaret M. Foran

VP, Chief Governance Officer & Corporate Secretary

Prudential Financial, Inc.

751 Broad Street, 21st Floor, Newark, NJ 07102

Tel 973 802-7770 Fax 973 802-8287

margaret.foran@prudential.com

October 26 2009

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-1677

Dear Mr. Riedler:

We received your letter dated September 29, 2009, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Definitive Proxy Statement on Schedule 14A filed on March 20, 2009. For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

We have agreed as indicated in our response to enhance certain disclosures in future filings in order to address the staff’s comments. We are doing so in the spirit of cooperation with the staff, and any changes reflected in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Definitive Proxy Statement on Schedule 14A, filed March 20, 2009

Compensation Discussion and Analysis, page 22

2008 Results and Compensation of Named Executive Officers, page 28

1.	We note your response to our prior comment 2. The proposed disclosure relates only to Mr. Strangfeld’s annual incentive award. Please provide us with proposed disclosure for each of the NEOs explaining how the Committee evaluated the factors in determining the annual incentive award for each NEO.

Mr. Riedler

U.S. Securities and Exchange Commission

October 26, 2009

Response:

We agree with the staff’s comment. Assuming no specific weight is assigned to the factors applicable for 2009, the Company will expand the disclosure with respect to Mr. Strangfeld set forth in our prior response to provide disclosure to the same effect with respect to the other named executive officers.

2.	We reissue the second portion of our prior comment 2. Please provide a detailed enough description of the factors considered by the Committee in determining annual incentive awards such than an investor would be able to understand what the achievement of those factors entailed. It is not relevant for purposes of this disclosure whether the criteria the registrant used to determine incentive awards were communicated to the NEOs early in the year or not at all. It is also not relevant for purposes of this disclosure whether the Committee assigned a specific weight to each factor or not. If these factors were used in setting incentive compensation they should be identified and the Committee’s assessment of the degree of achievement should also be discussed. To the extent the factors were quantifiable the discussion of achievement should be quantitative.

Response:

Set forth below is a description of the significant factors considered by the Compensation Committee of the Board of Directors in determining the annual incentive awards to the named executive officers for 2008. In addition, the Company undertakes below to provide additional disclosures in future years as appropriate in order to respond to the staff’s comment.

As indicated in the proxy statement (page 29), there were two “key drivers” of the annual incentive awards made to the named executive officers for 2008:

(a)	the effect of the global economic and credit crisis on the financial performance of the Company (and, therefore, the substantial reduction in the size of the annual incentive pool from its 2007 level), and

(b)	the senior management succession that occurred in January 2008, in which the responsibilities of certain of the named executive officers were significantly increased, thereby offsetting for those individuals some of the effect of the overall reduction in the annual incentive pool.

These two key drivers and related individual performance factors predominated over other individual performance factors in the determination of the annual incentive awards for the named executive officers for 2008.

As described in the proxy statement (pages 23-24) and in our previous responses, the 2008 annual incentive pool was calculated based on pre-tax AOI, ROE, Operating Revenues on an AOI basis and EPS. The amounts of each of these measures for 2008 and the weight accorded to each of them in determining the 2008 annual incentive pool are provided on page 24 of the proxy statement. The overall 2008 annual incentive pool, as so calculated, was reduced substantially from 2007, reflecting the effect on the Company’s financial performance of the global economic and credit crisis. While the criteria used for determining the funding level of the pool as a whole is not determinative in arriving at the award for any individual named executive officer, the reduction in the overall annual incentive pool worked to decrease significantly the bonus opportunity available to the named executive officers.

Mr. Riedler

U.S. Securities and Exchange Commission

October 26, 2009

As part of the senior management succession in January 2008, Mr. Strangfeld became CEO. Messrs. Baird and Winograd were each promoted to the position of Executive Vice President and assumed responsibility for the International Businesses and U.S. Businesses, respectively. Mr. Grier, who previously had responsibility for the International Businesses, assumed responsibility for a broad range of risk management and operational functions, as well as responsibility for global strategic initiatives. Mr. Carbone was also promoted to the position of Executive Vice President in recognition of his critical role in a time of transition. As indicated in the proxy statement (pages 28-29) and in our previous responses, the significant increase in the scope of responsibilities of these named executive officers was the second key factor in the Committee’s deliberations and worked to increase the bonus opportunity available to them. Market data for these individuals’ positions in the peer group were also considered.

In discussing individual performance factors, the proxy statement (pages 29-30) emphasizes the achievements of the named executive officers in relation to the two key drivers described above. For example, the proxy statement notes the successful succession of Messrs. Strangfeld, Grier, Baird and Winograd to their new roles and the successful transition of all the named executive officers to the new management structure. Additionally, the proxy statement notes the individual responses of the named executive officers to the challenges presented by the unprecedented global economic and credit crisis, focusing on their particular positions and roles. Specifically, the proxy statement notes Mr. Strangfeld’s critical leadership as the new CEO in crisis management, Mr. Carbone’s leadership as CFO in capital management efforts, Mr. Grier’s strategic leadership as part of the Office of the Chairman in managing myriad issues relating to the crisis and Mr. Winograd’s leadership as the head of the Company’s U.S. businesses in managing issues raised by the crisis with respect to the investment businesses for which he is responsible. In light of the prominence given to the senior management changes and the challenges presented by the global economic and credit crisis (in the proxy statement, the Annual Report to Shareholders and elsewhere), we believe the descriptions of these achievements are meaningful to investors in understanding the basis for the annual incentive awards to the named executive officers for 2008.

In addition to the individual performance factors relating to the two key drivers discussed above, other individual performance factors considered by the Committee are also identified in the proxy statement (pages 29-30). For example, the “strong performance” of the International Insurance businesses and the “solid performance” of the traditional insurance businesses are noted. (For the information of the staff, the International Insurance business reported record earnings on an AOI basis in 2008 and the Company’s Individual Life segment achieved earnings that, while less than those for 2007, were considered “solid” in the face of difficult market conditions.) Taking into account the relatively greater importance of the key drivers and related individual performance factors described above, we believe the level of detail presented in the proxy statement with regard to these additional but subsidiary individual performance factors is appropriate.

Mr. Riedler

U.S. Securities and Exchange Commission

October 26, 2009

While the key drivers and related individual performance factors described above were relatively more important than other factors in the determination of the annual incentive awards for 2008, the Committee did not assign a specific weight to any factor but, rather, evaluated the totality of the factors in determining the annual incentive awards. The effect of the Committee’s consideration of the above key drivers, as well as the individual performance factors referred to above, is quantified in the Summary Compensation Table on page 32 and in the Compensation Discussion and Analysis on page 29. As indicated, each of Messrs. Strangfeld, Carbone and Grier received an annual incentive award for 2008 significantly less than that awarded to him for 2007. The bonus awarded to Mr. Strangfeld for 2008 in his capacity as CEO was 25% less than that awarded to the CEO for 2007. Messrs. Baird and Winograd were not named executive officers in 2007. However, total bonuses awarded to the top five named executive officers for 2008 decreased by 41% from the total awarded to the top five named executive officers for 2007.

While, as described above, certain key drivers and related individual performance factors predominated in the Committee’s determination of the annual incentive awards to the named executive officers for 2008, we acknowledge the staff’s comment and, in future years, to the extent corporate and individual performance factors, including financial and non-financial goals and objectives, are significant in determining the amount of annual incentive awards to the named executive officers, the Company will expand its disclosures as appropriate to describe those factors in sufficient detail such that an investor would be able to understand what the achievement of those factors entailed, including the degree of achievement. To the extent the factors are quantifiable, our discussion of the particular achievement would be quantitative. We note in this regard that the Company has commenced a review of its approach to its Compensation Discussion and Analysis and other proxy statement disclosures in light of the proxy statement disclosure enhancements being considered by the Commission.

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Please feel free to call me at 973-802-7770 if you have any questions about this response letter.

Very truly yours,

/s/ MARGARET M. FORAN

Margaret M. Foran

Chief Governance Officer and Secretary

Copies to:	Richard J. Carbone
Susan L. Blount